EXHIBIT 99.2

FOR IMMEDIATE RELEASE
Federal Signal Reports Operating Income Up 32%, Raises EPS Outlook by $0.04

•	Operating income of $24.9 million for the quarter, up 32% versus last year

•	Operating margin of 11.4%, compared to 9.0% last year

•	GAAP earnings of $0.24 per share for the quarter, compared to $0.26 per share last year

•	Adjusted EPS of $0.24 for the quarter, up 33% compared to $0.18 last year

•	Orders up 14% and backlog of $353 million up 23%, compared to last year

•	Increased outlook for the year to a range of $0.87 to $0.91 per share
Oak Brook, IL, November 5, 2014 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2014. Consolidated net sales for the third quarter were $219.3 million, up 5% versus the same quarter a year ago. Third quarter income from continuing operations was $15.2 million, equal to $0.24 per diluted share, compared to $16.8 million, equal to $0.26 per diluted share, in the prior-year quarter. The third quarter of 2013 included significantly lower income tax expense due to the prior-year release of valuation allowance on deferred income taxes.
The Company also reported adjusted net income from continuing operations for the third quarter of $15.3 million, equal to $0.24 per diluted share, up 31% compared to $11.7 million, equal to $0.18 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. For 2013, adjusted net income and adjusted earnings per share from continuing operations reflect normalized income taxes which exclude the effects of certain discrete tax items, including the aforementioned release of valuation allowance. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
The Company separately announced that its Board of Directors has authorized an additional share repurchase program of up to $75 million of the Company’s common stock. On October 21, 2014, the Company also announced that its Board of Directors had declared a dividend of $0.03 per share payable on December 2, 2014 to shareholders of record as of November 12, 2014.
Third Quarter Results Continue to Leverage Strong Demand
“Our third quarter results continue to benefit from solid market demand, leverage of our sales growth and improving efficiencies in our operations,” said Dennis J. Martin, President and Chief Executive Officer. “We delivered a 32% increase in operating income, a 33% improvement in adjusted earnings per share and a 14% increase in orders. Our operating margin for the quarter was 11.4%, up by more than a percentage point compared to an outstanding second quarter - and the highest it has been in over ten years.”
Net sales were $219.3 million for the quarter, up 5% compared to the third quarter of 2013. In the Environmental Solutions Group, net sales were up $21.0 million, or 19%, on higher street sweeper and hydro-excavator sales. Safety and Security Systems Group sales were up $2.1 million, or 4%, largely due to higher export sales of outdoor warning systems. Sales in the Fire Rescue Group were down $13.1 million, or 34%, compared to the third quarter of last year, largely due to operational issues that resulted in shipments being deferred. Most of the shipments are expected to be delivered during the fourth quarter.
Consolidated third-quarter operating income was $24.9 million, up 32% compared to the third quarter of 2013, and consolidated operating margin improved to 11.4%, compared to 9.0% last year. The increases were primarily attributable to improved operating leverage and increased volumes within the Environmental Solutions Group, which drove improved gross margin, and improved performance within the Safety and Security Systems Group, partially offset by operating losses within the Fire Rescue Group. Orders were $225 million for the quarter, up 14%, and consolidated backlog was $353 million, up 23% compared to a year ago. Corporate expenses were $5.8 million for the quarter, compared to $3.6 million a year ago.
Income tax expense for the third quarter of 2014 was $8.5 million, compared with $0.5 million in the prior-year quarter. The increase in expense is largely the result of the removal of valuation allowance on domestic tax assets, which results in recording taxes against domestic income that previously attracted little or no tax expense. The effective tax rate for the latest quarter was 35.9%. This is higher than in recent quarters primarily as a result of an increasing share of earnings from domestic operations. For the full year, the Company expects its average effective tax rate to be between 32% and 33%.
Market Strength and “80/20” Initiatives Continue to Drive Results
“Our continuing progress reflects strength in our markets and ongoing improvement in operations, driven by our 80/20 and lean initiatives,” continued Martin. “There was improved demand in our core U.S. markets, with orders in U.S. municipal and industrial markets increasing by 28% and 32%, respectively. Non-U.S. orders were down 16%, compared to a strong prior-year quarter that included a number of large orders.”
The Environmental Solutions Group continued its recent momentum, delivering an exceptional quarter, with sales up 19%, operating income up 78%, operating margin at 16.0%, and orders up 25%. Performance in the Safety and Security Systems Group also improved, with sales up 4%, operating income up 34% and operating margin up significantly at 15.7%. The Fire Rescue Group experienced deferred deliveries and a nominal operating loss during the quarter. The deferrals and loss resulted from supply chain disruptions, temporary operational inefficiencies associated with plant improvement programs, and an unfavorable sales mix. The recovery plan that was implemented at the Fire Rescue Group should result in significant improvement in the fourth quarter of 2014.
Financial Fundamentals Continue to Improve
Cash provided by continuing operating activities totaled $20.9 million in the third quarter, compared to $26.4 million in the third quarter of 2013. Cash provided by continuing operating activities totaled $44.6 million for the first three quarters of 2014, compared to $37.3 million during 2013. Cash flow during the third quarter was used to pay down $6.9 million of debt, and to fund share repurchases and dividends of $3.4 million and $1.9 million, respectively, during the quarter. The Company repurchased approximately 230,000 shares at an average price of $14.95.
Consolidated debt at September 30, 2014 was $69 million, compared to $128 million a year ago and $92 million at the end of 2013. Net debt also was down significantly, to $40 million at the end of the third quarter. Interest expense was $0.9 million for the third quarter, down from $1.5 million a year ago.
Outlook for 2014
“We continue to see positive momentum in most of our businesses,” said Jennifer L. Sherman, Chief Operating Officer. “Our backlogs are strong and provide improved visibility into our fourth quarter. In addition, we expect the Fire Rescue Group’s fourth quarter to be the best quarter it has had in several years. We therefore feel comfortable raising our earnings outlook for the year from a range of $0.83 to $0.87 per share to a new range of $0.87 to $0.91 per share.”
GROUP RESULTS
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$134.1	$113.1	$21.0	$394.0	$353.1	$40.9
Operating income	21.5	12.1	9.4	59.8	40.6	19.2
Operating data:
Operating margin	16.0%	10.7%	5.3%	15.2%	11.5%	3.7%
Total orders	$140.1	$112.2	$27.9	$406.3	$319.4	$86.9
Backlog	211.6	169.9	41.7	211.6	169.9	41.7
Depreciation and amortization	1.7	1.5	0.2	$4.9	$4.5	0.4

Three months ended September 30, 2014 vs. three months ended September 30, 2013
Total orders increased by $27.9 million, or 25%, for the three months ended September 30, 2014. U.S. orders increased $32.6 million, or 35%, largely due to an increase in orders of sewer cleaners, street sweepers and vacuum trucks. Non-U.S. orders decreased by $4.7 million, or 24%, compared to the prior-year quarter, primarily the result of a large municipal export order for street sweepers in the prior year.
Net sales increased by $21.0 million, or 19%, for the three months ended September 30, 2014. U.S. sales increased $18.7 million, or 20%, primarily driven by increased shipments of street sweepers and vacuum trucks. Vacuum truck shipments continue to exceed prior-year levels, largely due to increased production throughput and productivity improvements within our manufacturing facilities, which have resulted in improved sales volumes of hydro-excavation products. Non-U.S. sales increased $2.3 million primarily due to increased sewer cleaner shipments to the Middle East, Central America and South America.
Gross margin for the three months ended September 30, 2014 improved to 24.0% from 19.9% in the prior year largely due to increased volumes, the effects of productivity and manufacturing facilities utilization improvements, favorable product mix associated with increased shipments to industrial customers, and improved pricing. Operating income increased by $9.4 million, or 78%, primarily reflecting operating leverage and increased volumes.
Backlog was $211.6 million at September 30, 2014, up 25% compared to $169.9 million at September 30, 2013. The increase is largely driven by significant fleet orders for street sweepers, while backlog for sewer cleaners and vacuum trucks remained consistent with the prior period, reflecting the measures taken to increase production capacity to manage sewer cleaner backlog and shorten lead times for vacuum trucks.
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$59.7	$57.6	$2.1	$176.0	$172.9	$3.1
Operating income	9.4	7.0	2.4	21.2	16.1	5.1
Operating data:
Operating margin	15.7%	12.2%	3.5%	12.0%	9.3%	2.7%
Total orders	$62.4	$56.7	$5.7	$189.4	$179.2	$10.2
Backlog	40.6	36.3	4.3	40.6	36.3	4.3
Depreciation and amortization	1.2	1.0	0.2	3.4	3.1	0.3
Three months ended September 30, 2014 vs. three months ended September 30, 2013
Total orders increased by $5.7 million, or 10%, for the three months ended September 30, 2014. U.S. orders increased by $4.3 million primarily due to a $3.6 million improvement in orders within our outdoor warning systems markets and higher orders in our public safety markets, offset by lower orders within our industrial markets. Non-U.S. orders increased by $1.4 million on higher industrial systems orders in international oil and gas markets.
Net sales increased by $2.1 million, or 4%, for the three months ended September 30, 2014. U.S. sales decreased by $1.4 million, primarily driven by lower sales to industrial markets and reduced outdoor warning systems sales. These decreases were partially offset by higher industrial systems sales and increased sales within our public safety markets. Non-U.S. sales increased by $3.5 million primarily due to improved export sales of outdoor warning systems.
Gross margin for the three months ended September 30, 2014 improved to 36.9% from 34.7% primarily as a result of higher sales volume, productivity improvements and reduced manufacturing costs. Operating income increased by $2.4 million, or 34%, largely due to a $2.0 million increase in gross profit and reduced operating expenses.
Backlog was $40.6 million at September 30, 2014 compared to $36.3 million at September 30, 2013. The increase of $4.3 million, or 12%, is primarily due to large orders recorded in the first and third quarters of 2014 with anticipated shipment dates extending into the fourth quarter of 2014 and early 2015.

Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$25.5	$38.6	$(13.1)	$84.1	$105.7	$(21.6)
Operating income (loss)	(0.2)	3.3	(3.5)	(1.3)	7.4	(8.7)
Operating data:
Operating margin	(0.8)%	8.5%	(9.3)%	(1.5)%	7.0%	(8.5)%
Total orders	$22.3	$28.2	$(5.9)	$114.2	$100.4	$13.8
Backlog	100.6	80.3	20.3	100.6	80.3	20.3
Depreciation and amortization	0.9	0.8	0.1	2.6	2.3	0.3
Three months ended September 30, 2014 vs. three months ended September 30, 2013
Total orders decreased by $5.9 million, or 21%, for the three months ended September 30, 2014, largely due to lower orders of $3.5 million in each of Europe and the Asia Pacific, respectively, partially offset by a $1.4 million increase in U.S. industrial orders.
Net sales decreased by $13.1 million, or 34%, for the three months ended September 30, 2014, primarily driven by lower volumes, including shipments of certain units that were deferred, largely in connection with supplier constraints on chassis and specialty cylinders, as well as unfavorable pricing, sales mix and foreign currency effects.
Gross margin for the three months ended September 30, 2014 was 16.5% compared to 20.7% in the prior year, largely due to lower volumes, operational inefficiencies associated with the implementation of manufacturing facility investments and plant design improvements as well as a higher concentration of sales in markets where the Company realizes lower margins. An operating loss of $0.2 million was incurred in the three months ended September 30, 2014, compared to operating income of $3.3 million in the prior-year quarter.
Backlog was $100.6 million at September 30, 2014 compared to $80.3 million at September 30, 2013. The increase of $20.3 million, or 25%, is primarily due to strong orders in the Asia Pacific region and U.S. industrial markets during the year, and the effects of deferred unit shipments.
CORPORATE EXPENSES
Corporate operating expenses were $5.8 million and $3.6 million for the three months ended September 30, 2014 and 2013, respectively. The increase primarily related to an aggregate increase of $1.6 million in incentive compensation and stock-based compensation expense, linked to the improvement in the Company’s performance, as well as higher medical expense.
Non-operating expenses within Corporate were further impacted by a $0.6 million reduction in interest expense, driven by lower debt levels that reflect our improved capital structure.
FOREIGN EXCHANGE
The impact of foreign currency rate movements has also come into focus during recent periods for many companies. The impact of currency movements on the Company’s financial results is largely mitigated by natural hedges in its operations. Approximately 65% of the Company’s sales are conducted within the U.S. Almost all sales of product from the U.S. to other parts of the world are denominated in U.S. dollars. Sales from and within other currency zones are predominantly in those currencies. The Company estimates that a 10% appreciation of the U.S. dollar against other currencies would reduce full-year net sales by less than 2% and operating income by approximately 1%. Although there may be additional impacts to the extent that U.S. products become less competitive in world markets, the Company believes that its U.S. products generally can sustain their positions in international markets.

CONFERENCE CALL
Federal Signal will host its third quarter conference call on Wednesday, November 5, 2014 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-428-9473 and entering the pin number 2950822. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2014	2013	2014	2013
Net sales	$219.3	$209.3	$654.1	$631.7
Cost of sales	160.9	158.8	490.0	482.6
Gross profit	58.4	50.5	164.1	149.1
Selling, engineering, general and administrative expenses	33.4	31.7	102.5	100.6
Restructuring	0.1	—	—	(0.6)
Operating income	24.9	18.8	61.6	49.1
Interest expense	0.9	1.5	2.8	7.7
Debt settlement charges	—	—	—	8.7
Other expense (income), net	0.3	—	0.6	(0.1)
Income before income taxes	23.7	17.3	58.2	32.8
Income tax (expense) benefit	(8.5)	(0.5)	(18.4)	100.7
Income from continuing operations	15.2	16.8	39.8	133.5
Gain (loss) from discontinued operations and disposal, net of income tax expense (benefit) of $0.0, $(0.3), $0.0, and $(0.1), respectively	0.2	(0.8)	0.1	(0.6)
Net income	$15.4	$16.0	$39.9	$132.9
Basic earnings per share:
Earnings from continuing operations	$0.24	$0.27	$0.63	$2.14
Gain (loss) from discontinued operations and disposal, net of tax	—	(0.01)	—	(0.01)
Net earnings per share	$0.24	$0.26	$0.63	$2.13
Diluted earnings per share:
Earnings from continuing operations	$0.24	$0.26	$0.62	$2.12
Gain (loss) from discontinued operations and disposal, net of tax	—	(0.01)	—	(0.01)
Net earnings per share	$0.24	$0.25	$0.62	$2.11
Weighted average common shares outstanding:
Basic	62.7	62.6	62.8	62.5
Diluted	63.8	63.2	63.8	63.0
Cash dividends declared per common share	$0.03	$—	$0.06	$—

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2014	December 31, 2013
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$29.1	$23.8
Accounts receivable, net of allowances for doubtful accounts of $1.3 and $2.3, respectively	98.0	95.6
Inventories	131.4	109.8
Prepaid expenses	10.0	12.6
Other current assets	13.2	21.8
Current assets of discontinued operations	1.6	1.9
Total current assets	283.3	265.5
Properties and equipment, net	68.1	63.8
Goodwill	269.2	273.8
Deferred tax assets	18.5	33.1
Deferred charges and other long-term assets	8.7	5.1
Long-term assets of discontinued operations	3.5	3.5
Total assets	$651.3	$644.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$7.9	$7.4
Accounts payable	53.7	50.5
Customer deposits	17.2	11.2
Accrued liabilities:
Compensation and withholding taxes	27.3	25.7
Other current liabilities	37.0	35.4
Current liabilities of discontinued operations	1.9	2.4
Total current liabilities	145.0	132.6
Long-term borrowings and capital lease obligations	60.7	84.7
Long-term pension and other postretirement benefit liabilities	28.8	36.9
Deferred gain	15.0	16.5
Other long-term liabilities	16.7	17.0
Long-term liabilities of discontinued operations	5.8	6.1
Total liabilities	272.0	293.8
Shareholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 64.1 and 63.8 shares issued, respectively	64.1	63.8
Capital in excess of par value	182.1	177.0
Retained earnings	205.0	168.9
Treasury stock, at cost, 1.5 and 1.0 shares, respectively	(23.5)	(16.8)
Accumulated other comprehensive loss	(48.4)	(41.9)
Total shareholders’ equity	379.3	351.0
Total liabilities and shareholders’ equity	$651.3	$644.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2014	2013
Operating activities:
Net income	$39.9	$132.9
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on discontinued operations and disposal	(0.1)	0.6
Depreciation and amortization	11.1	10.4
Deferred financing costs	0.3	4.9
Deferred gain	(1.5)	(1.5)
Stock-based compensation expense	4.0	2.3
Pension expense, net of funding	(5.5)	(1.2)
Provision for doubtful accounts	0.1	0.2
Deferred income taxes, including changes in valuation allowance	14.7	(91.3)
Changes in operating assets and liabilities, net of effects of discontinued operations	(18.4)	(20.0)
Net cash provided by continuing operating activities	44.6	37.3
Net cash used for operating activities of discontinued operations	(0.3)	(5.1)
Net cash provided by operating activities	44.3	32.2
Investing activities:
Purchases of properties and equipment	(13.3)	(13.7)
Proceeds from sales of properties and equipment	0.3	2.0
Proceeds from escrow receivable	7.0	—
Decrease in restricted cash	—	1.0
Net cash used for continuing investing activities	(6.0)	(10.7)
Net cash provided by investing activities of discontinued operations	—	—
Net cash used for investing activities	(6.0)	(10.7)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(20.0)	50.0
Decrease in short-term borrowings, net	—	(0.3)
Proceeds from issuance of long-term borrowings	—	75.0
Payments on long-term borrowings	(3.3)	(150.7)
Payments of debt financing fees	—	(6.2)
Purchases of treasury stock	(6.7)	—
Cash dividends paid	(3.8)	—
Proceeds from stock compensation activity	1.8	—
Other, net	(0.6)	1.8
Net cash used for continuing financing activities	(32.6)	(30.4)
Net cash provided by financing activities of discontinued operations	—	—
Net cash used for financing activities	(32.6)	(30.4)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.4)	0.1
Increase (decrease) in cash and cash equivalents	5.3	(8.8)
Cash and cash equivalents at beginning of period	23.8	29.7
Cash and cash equivalents at end of period	$29.1	$20.9

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations:
The Company believes that modifying its 2013 adjusted net income and diluted earnings per share from continuing operations provides an additional measure which is representative of the Company’s underlying performance and will improve the comparability of results between 2013 and 2014. Adjusted net income and adjusted earnings per share from continuing operations exclude the impacts of restructuring and debt settlement charges. The adjusted items for 2013 also reflect a normalized income tax rate which removes the effects of special tax items, including the release of valuation allowance on deferred income taxes.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2014	2013	2014	2013
Income from continuing operations	$15.2	$16.8	$39.8	$133.5
Add (less):
Income tax expense (benefit)	8.5	0.5	18.4	(100.7)
Income before income taxes	23.7	17.3	58.2	32.8
Add (less):
Restructuring	0.1	—	—	(0.6)
Debt settlement charges	—	—	—	8.7
Adjusted income before income taxes	23.8	17.3	58.2	40.9
Adjusted income tax expense (1)	(8.5)	(5.6)	(18.3)	(13.2)
Adjusted net income from continuing operations	$15.3	$11.7	$39.9	$27.7

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Diluted earnings per share from continuing operations	$0.24	$0.26	$0.62	$2.12
Add (less):
Income tax expense (benefit)	0.13	0.01	0.29	(1.60)
Income before income taxes	0.37	0.27	0.91	0.52
Add (less):
Restructuring	—	—	—	(0.01)
Debt settlement charges	—	—	—	0.14
Adjusted income before income taxes	0.37	0.27	0.91	0.65
Adjusted income tax expense (1)	(0.13)	(0.09)	(0.29)	(0.21)
Adjusted net income from continuing operations	$0.24	$0.18	$0.62	$0.44

(1)
Adjusted income tax expense for the three and nine months ended September 30, 2013 was computed by applying the Company's normalized effective tax rate of approximately 32% for 2013, excluding the impacts of the valuation allowance release and other special tax items during the year ended December 31, 2013. Adjusted income tax expense for the three and nine months ended September 30, 2014 was recomputed after excluding the impact of restructuring activity.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, other expense, income tax benefit or expense, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending September 30,
($ in millions)	2014	2013
Total debt	$68.6	$127.5

Income from continuing operations	66.5	138.4
Add (less):
Interest expense	3.9	13.4
Debt settlement charges	—	8.7
Other expense, net	0.8	0.4
Income tax (benefit) expense	11.9	(98.7)
Depreciation and amortization	14.9	13.9
Adjusted EBITDA	$98.0	$76.1

Total debt to adjusted EBITDA ratio	0.7	1.7